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                                                                  March 29, 2001


                       Securities and Exchange Commission
                                   Form U-6B-2
                           Certificate of Notification
                                  NiSource Inc.
                                 801 E. 86th Ave
                             Merrillville, IN 46410





Gentlemen:


This certificate is notice that the above named company has issued, renewed, or guaranteed the security or securities as more fully described herein. The security or securities issued, renewed, or guaranteed in this filing are exempt from the provision of Section 6(a) of the Public Utility Holding Company Act of 1935.




                                           Very truly yours,

                                           NiSource Inc.

                                           By:        /s/ J. W. Grossman
                                              ----------------------------------
                                                 J. W. Grossman, Vice President


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                                  NiSource Inc.
                                   Form U-6B-2
                           Certificate of Notification

                                                                                                 Intercompany Debt
                                                                                                  Outstanding at
Lending Company                      Borrowing Company                                            December 31, 2000
--------------------------------------------------------------------------------------------------------------------
NiSource Inc.                       EnergyUSA (IN)                                                $     137,712,000
NiSource Inc.                       NESI Energy Marketing LLC                                     $     117,990,000
NiSource Inc.                       Primary Energy, Inc.                                          $      26,695,000
NiSource Inc.                       NiSource Development Company, Inc.                            $     187,591,000
NiSource Inc.                       IWC Resources Corporation                                     $      17,566,000
NiSource Inc.                       SM&P Utility Resources, Inc.                                  $       9,867,000
NiSource Inc.                       NiSource Corporate Services Company                           $      20,258,000

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